Exhibit 99.8

LAWRENCE LIGHTER, on behalf of himself and all others similarly situated, 2103 ELLEN DRIVE MERRICK, NY 11566 Plaintiff,	* * * *	IN THE CIRCUIT COURT FOR
v.	*
RECKSON ASSOCIATES REALTY CORP. c/o its Resident Agent THE CORPORATION TRUST INC. 300 E LOMBARD ST. BALTIMORE, MD 21202,	* * *	BALTIMORE CITY Case No.
and	*
SCOTT H. RECHLER c/o RECKSON ASSOCIATES REALTY CORP. 625 RECKSON PLAZA UNIONDALE, NY 11556	* *	JURY TRIAL DEMANDED
and	*
MICHAEL MATURO c/o its Resident Agent THE CORPORATION TRUST INC. 300 E LOMBARD ST. BALTIMORE, MD 21202,	* * *	COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY
and	*
DOUGLAS CROCKER II c/o its Resident Agent THE CORPORATION TRUST INC. 300 E LOMBARD ST. BALTIMORE, MD 21202,	* * *
and	*
*

ELIZABETH MCCAUL c/o its Resident Agent THE CORPORATION TRUST INC. 300 E LOMBARD ST. BALTIMORE, MD 21202,	* * *
and	*
RONALD H. MENAKER c/o its Resident Agent THE CORPORATION TRUST INC. 300 E LOMBARD ST. BALTIMORE, MD 21202,	* * *
and	*
PETER QUICK c/o its Resident Agent THE CORPORATION TRUST INC. 300 E LOMBARD ST. BALTIMORE, MD 21202,	* * *
and	*
LEWIS S. RANIERI c/o its Resident Agent THE CORPORATION TRUST INC. 300 E LOMBARD ST. BALTIMORE, MD 21202,	* * *
and	*
JOHN F. RUFFLE c/o its Resident Agent THE CORPORATION TRUST INC. 300 E LOMBARD ST. BALTIMORE, MD 21202,	* * *
and	*

STANLEY STEINBERG c/o its Resident Agent THE CORPORATION TRUST INC. 300 E LOMBARD ST. BALTIMORE, MD 21202,	* * *
Defendants.	*
* * * * * * * * * * * *

CLASS ACTION COMPLAINT

Plaintiff Lawrence Lighter, by his attorneys, alleges the following upon information and belief, except for those allegations which pertain to plaintiff and his attorneys, which allegations are based on personal knowledge. Plaintiff's information and belief is based on, inter alia, the investigation conducted by his attorneys, including a review of the public filings of defendant Reckson Associates Realty Corp. (“RARC” or the “Company”), press releases, news articles, and publicly available information concerning RARC.

NATURE OF THE ACTION

1.            Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of RARC, who are similarly situated (the “Class”), for injunctive relief and other relief for compensatory damages. Plaintiff seeks injunctive relief herein, inter alia, to enjoin the implementation of a proposed transaction whereby SL Green Realty Corp. (“SL Green”) will purchase all outstanding shares of RARC for approximately $6 billion in stock and cash. The $43.31 per share value is below the trading price of RARC prior to the announcement of the transaction and offers no premium to RARC shareholders. As part of the proposed transaction, certain valuable properties are being sold directly to an investment group comprised of members of the Rechler family and members of Reckson management. Alternatively, in the event that the proposed transaction is completed, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants.

2.            The offer is being advanced through unfair procedures and the consideration offered is an unfair price and does not constitute a maximization of stockholder value for the public shareholders. The proposed price is designed to benefit the Reckson management and SL Green to the detriment of the Company’s public stockholders.

3.            Further, defendants have breached their fiduciary duties owed to RARC’s public stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any acquisition of the Company’s assets.

THE PARTIES

4.            Plaintiff Lawrence Lighter, a resident of New York, is and, at all relevant times, has been the owner of RARC common stock.

5.            Defendant RARC is a real estate investment trust (“REIT”) organized under the laws of Maryland with its principal executive offices located at 225 Broadhollow Road, Melville, NY 11747. RARC owns, manages, and develops Class A office space in the New York Tri-State area and has real estate interests in approximately 101 properties. As of March 21, 2006, RARC had approximately 83,168,000 shares of common stock outstanding and thousands of stockholders of record. RARC’s stock trades over the New York Stock Exchange.

6.            Defendant Scott H. Rechler (“Rechler”) is, and was at all relevant times, Chief Executive Officer and Chairman of the RARC Board of Directors. If the proposed transaction is consummated, Rechler will own and continue to manage the Long Island real estate portfolio spun off to the investment group as part of the proposed transaction with SL Green.

7.            Defendant Michael Maturo (“Maturo”), is, and was at all relevant times President and a Director of RARC.

8.            Defendant Lewis S. Ranieri (“Ranieri”), is, and was at all relevant times a Director of RARC. Mr. Ranieri leases 15,000 square feet of office space from RARC on terms more favorable than market rental rates.

9.            Douglas Crocker, II, Elizabeth McCaul, Ronald H. Menaker, Peter Quick, John F. Ruffle, and Stanley Steinberg are and were at all relevant times, directors of RARC.

10.          The individuals described in paragraphs 6 through 9 are referred to as the Individual Defendants.

11.          Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

12.          Each defendant herein is sued individually as a conspirator, as well as in his/her capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

13.          Plaintiff brings this action on his own behalf and as a class action, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company’s principal stockholders, who will be threatened with injury arising from defendants’ actions as is described more fully below.

14.          This action is properly maintainable as a class action.

15.          The Class is so numerous that joinder of all members is impracticable. The Company has approximately 83 million shares of common stock, which are held by thousands of record and beneficial stockholders.

16.          There are questions of law and fact common to the Class including, inter alia, whether:

A.                                   defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

B.                                     plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

17.          Plaintiff is committed to prosecuting the action and have retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representatives of the Class.

18.          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

19.          The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

20.          On August 3, 2006, Bloomberg reported that SL Green and RARC entered into a definitive agreement pursuant to which SL Green will acquire RARC for approximately $6 billion including the assumption of RARC’s outstanding debt totaling approximately $2 billion.

21.          Under the terms of the agreement, SL Green will acquire all of RARC’s common stock and operating partnership units for $31.68 in cash and a fixed exchange ratio of 0.10387 shares of SL Green common stock per RARC common share and operating partnership unit. Based on SL Green’s closing stock price of $112.00 per share as of August 2, 2006, the transaction consideration represents $43.31 per RARC common share and operating partnership unit. Upon closing, RARC stockholders will own approximately 15.2% of SL Green.

22.          SL Green also announced that it entered into related agreements whereby certain assets of RARC will be sold to an investment group led by existing RARC executive management and Marathon Asset Management for a total consideration of $2.1 billion. The investor group will acquire all of RARC’s Long Island real estate assets, RARC’s fourteen property Eastridge portfolio in New York’s Westchester County, 711 Westchester Avenue in White Plains, NY, RSRC’s twenty office properties and three development parcels located in New Jersey, all of RSRC’s interests in its Australian listed property trust, including the responsible entity, an interest in RSRC’s RSVP investment and an interest in certain structured finance instruments.

23.          Rechler, Chairman and Chief Executive Officer of RARC stated, “after eleven exciting years in the public arena, we have decided to recognize the significant value we have created in our portfolio and combine with SL Green to create the premiere office REIT in the metropolitan New York area.”

24.          Despite Rechler’s claim about recognizing “significant value,” the proposed transaction offers no premium to the public shareholders of RARC in stark contrast to the usual terms of payment in similar transactions. The proposed transaction values RARC at $43.31 per share. RARC has frequently traded higher than $43.31. The defendants, by agreeing to the proposed transaction, have failed to honor fiduciary obligations to maximize shareholder value and instead have been complicit in transferring ownership of the Company to SL Green and the members of RARC management at a price which is wholly inadequate.

25.          Further the proposed transaction fails to properly account for improving business conditions for the New York area business real estate market. In reporting strong quarterly earnings, Mr. Rechler stated, “I am extremely pleased with our second quarter results. Our record level of leasing activity during the second quarter reflects that the New York Tri-State area markets continue to gain strength as demand for quality office space continues to outpace supply.” Despite these results, the public shareholders are being forced out of their share of the future growth at no premium over the unaffected trading price of RARC common stock.

26.          In a press release issued shortly after announcement of the proposed transaction, Cohen & Steers Inc., who holds approximately 7.98 million shares of RARC, questioned whether there had been a proper valuation and vowed to vote against the proposed transaction unless RARC management is able to “convince us that the price being paid is the best price.”

27.          Defendants have breached their fiduciary obligations to RARC stockholders to maximize shareholder value.

28.          Taking into account RARC’s asset value, liquidation value, its expected growth, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of RARC is materially greater than the consideration contemplated by the proposed transaction.

29.          Defendants’ action in proceeding with the proposed transaction as presently proposed is wrongful, unfair, and harmful to RARC’s public stockholders, and will deny them their right to share proportionately in the true value of RARC’s valuable assets, profitable business, and future growth in profits and earnings.

30.          As a result of defendants’ action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of RARC’s assets and businesses.

31.          Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of RARC’s valuable assets and businesses, all to the irreparable harm of the Class.

32.          Plaintiff and the Class have no adequate remedy of law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

(i)       declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a representative of the Class;

(ii)      declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

(iii)     preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the tender offer;

(iv)    in the event the proposed transaction is consummated, rescinding it and setting it aside;

(v)     awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

(vi)    awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiffs counsel and experts’ fees and expenses; and

(vii)   granting such other and further relief as may be just and proper.

Jury Trial Demand

Plaintiff and the proposed class demand a trial by jury as to all issues so triable.

Dated: October 3, 2006

BROWER PIVEN, A PROFESSIONAL CORPORATION

/s/ Marshall N. Perkins
Charles J. Piven Marshall N. Perkins The World Trade Center-Baltimore Suite 2525 401 East Pratt Street Baltimore, Maryland 21202 (410) 332-0030

Counsel for Plaintiff and the proposed class

OF COUNSEL:

WECHSLER HARWOOD LLP
Robert I. Harwood
Matthew M. Houston
488 Madison Avenue
New York, New York 10022
(212) 935-7400